SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS 4 AND 6 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON FEBRUARY 9, 2011

As secretary of the meeting of Board of Directors, I CERTIFY that items 4 and 6 of the Agenda, which deal with, respectively, the “Appointment of Mr. James Meaney as Officer, without specific designation, of the Company” and the “Constitution of the BrT and TMAR Consortium – bidding to provide Banco do Brasil’s local fixed-line voice traffic, in the total amount of R$600 million, in 5 years”, of the Meeting of the Board of Directors of Brasil Telecom S.A., held on February 9, 2011, at 2:30 p.m., at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City and State of Rio de Janeiro, read as follows:

“Turning to item 4 of the Agenda, the nomination of Mr. Francis James Leahy Meaney, qualified below, to the board of executive officers of the Company, occupying the position of Officer without specific designation, in the role of Chief Operations Officer, replacing Francisco Aurelio de Sampaio Santiago, appointed at the Meeting of the Board of Directors held on August 31, 2009. The board members recorded the consolidation of the Company’s Board of Executive Officers which, as of the date hereof, is comprised of the following members (i) as Chief Executive Officer, Mr. Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of identity card no. 6056736, expedited by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 052.425.988-75, with address at Rua Humberto de Campos no. 425, 8th floor, in the City of Rio de Janeiro – RJ; (ii) as Officer without specific designation and Investor Relations Officer, Mr. Alex Waldemar Zornig, Brazilian, married, accountant, bearer of identity card no. 9415053, expedited by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 919.584.158-04, with address at Rua Humberto de Campos no. 425, 8th floor, in the City of Rio de Janeiro – RJ; (iii) as Officer without specific designation, Mr. Marco Norci Schroeder, Brazilian, married, economist, bearer of identity card no. 50147964-02, expedited by SSP/RS, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 407.239.410-68, with address at Rua Humberto de Campos no. 425, 8th floor, in the City of Rio de Janeiro – RJ; (iv) as Officer without specific designation, Mr. João Francisco da Silveira Neto, Brazilian, divorced, engineer, bearer of identity card no. 1002002226, expedited by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 050.399.958-06, with address at Rua Humberto de Campos no. 425, 8th floor, in the City of Rio de Janeiro – RJ; and (v) as Officer without specific designation, exercising the function of Chief Operations Officer, Mr. Francis James Leahy Meaney, Irish, single, economist, bearer of identity card (RNE) no. 1002002226, expedited by CIMCRE/CGPMAF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 054.404.117-80, with address at Rua Humberto de Campos no. 425, 8th floor, in the City of Rio de Janeiro – RJ, all with terms of office until the first meeting of this Board following the Ordinary General Shareholders’ Meeding of 2012.”

“As to Item 6 of the Agenda, the proposal to create a consortium among the Company, TMAR, CTBC and Sercomtel, to participate in electronic trading no. 2010/23286, to be held by Banco do Brasil S.A., was unanimously approved. It was clarified that the purpose of the bid is to provide all of the Local and Long Distance Voice services to Banco do Brasil S.A., and the consortium will participate in the Local Voice lots of regions 1 and 2 and Long Distance lots of regions 1, 2 and 3. The total value of the contract (approximately R$364 million for 5 years) and the percent participation of each party to the consortion (51% TMAR, 46% BrT, 2% CTBC and 1% Sercomtel) was presented.”

All of the members of the Board of Directors were present and their signatures were recorded (/s/) José Mauro Mettrau Carneiro da Cunha – Presidente, João de Deus Pinheiro de Macedo, Eurico de Jesus Teles Neto, José Augusto da Gama Figueira and Antônio Cardoso dos Santos. Rio de Janeiro, February 9, 2011.

Daniella Geszikter Ventura

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2011

BRASIL TELECOM S.A.

By:	/s/ Luis Eduardo Falco
Name: Luis Eduardo Falco
Title: Chief Executive Officer

By:	/s/ Marco Norci Schroeder
Name: Marco Norci Schroeder
Title: Officer